City of Buenos Aires, April 29th, 2024

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and Comisión Nacional de Valores in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform, in addition to what was published on March 6th 2024, that the Company’s Shareholders Meeting approved the merger of the Company, as the absorbing company, with a portion of the split-off assets of Comercializadora e Inversora S.A., which is controlled 100% both directly and indirectly by the Company, in accordance with the terms of section 82 of the Argentine General Companies Law and section 80 of the Argentine Income Tax Law. The mentioned merger will become effective as of January 1, 2024.

Sincerely,

María Agustina Montes

Head of Market Relations